Exhibit 12

Potlatch Corporation

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	2003	2002	2001	2000	1999
Earnings (loss) from continuing operations before taxes on income	80,555	(83,497)	(92,731)	(54,742)	84,210
Add:
Interest expense	48,172	59,882	77,853	59,438	45,442
Rental expense factor (1)	4,762	4,232	4,248	4,266	4,017
Discount and loan expense amortization	3,757	2,688	3,755	508	460

Earnings available for fixed charges	137,246	(16,695)	(6,875)	9,470	134,129

Fixed charges:
Interest expense	48,172	59,882	77,853	59,438	45,442
Capitalized interest	2,907	300	1,032	3,964	10,320
Rental expense factor (1)	4,762	4,232	4,248	4,266	4,017
Discount and loan expense amortization	3,757	2,688	3,755	508	460

Total fixed charges	59,598	67,102	86,888	68,176	60,239

Ratio of earnings to fixed charges	2.3	(.2)	(.1)	.1	2.2

(1)	“Rental expense factor” is the portion of rental expense estimated to be representative of the interest factor within rental expense.

The dollar amount of deficiency in earnings available for fixed charges for a one-to-one ratio for the years 2002, 2001 and 2000 are $83,797, $93,763 and $58,706, respectively.